FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: August 30, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
August 30, 2005	AMEX:SLW

Silver Wheaton Acquires More Shares of Bear Creek Mining Corporation

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, AMEX:SLW) (“Silver Wheaton”) , has acquired, by way of private placement financing, 540,000 units in Bear Creek Mining Corp. (“Bear Creek”) at a price of $3.25 per unit for total consideration of $1,755,000.  The Units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of $4.25 for a period of two years from the date of closing of the transaction.  Silver Wheaton’s position in Bear Creek remains at approximately 14.8% of total issued and outstanding shares of Bear Creek after completion of that company’s private placement financing.

Silver Wheaton has acquired the Bear Creek shares for investment purposes and may acquire or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.

Silver Wheaton is the only mining company with 100% of its revenue from silver production, reporting record earnings of US$6.7 million for the second quarter of 2005. Silver Wheaton is debt-free, unhedged and well positioned for further growth.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com